The Good Mineral Company

Annual Financial Statements
for the year ended December, 31 2025

The Good Mineral Company

Annual Financial Statements
for the year ended December, 31 2025

Table of Contents

Balance Sheet	2
Statement of Income	3
Statement of Cash Flows	4
Statement of Equity	5
Notes to the annual financial statements	6-8

The Good Mineral Company

Balance sheet as at December 31, 2025

In US$	2025	2024
ASSETS		
Current Assets		
Cash and cash equivalents	4 463	45 202
Inventory	135 589	105 261
Other Current Assets	21 581	3 455
Total Current Assets	**161 632**	**153 917**
TOTAL ASSETS	**161 632**	**153 917**
LIABILITIES AND SHAREHOLDERS EQUITY		
Current Liabilities		
Trade and other payables	136 108	55 821
Total Current Liabilities	**136 108**	**55 821**
Long-term Liabilities		
Loan from shareholder	300 000	300 000
Other long-term liabilities	59 677	59 677
	359 677	**359 677**
Shareholders Equity		
Owner's Investment	340 517	333 333
Retained Earnings	-674 670	-594 914
Total Shareholders Equity	**-334 152**	**-261 581**
TOTAL LIABILITIES AND SHAREHOLDERS EQUITY	**161 632**	**153 917**

The Good Mineral Company

Income Statement for year ended December 31, 2025

In US$	2025	2024
Revenue	**396 371**	**170 898**
Cost of goods sold	22 675	17 444
Gross Profit	**373 697**	**153 454**
Operating expenses		
Advertising & Marketing	306 841	147 176
Bank Charges & Fees	3 628	11 490
Communication	0	281
Contractors	35 710	25 648
Insurance	971	874
Interest Paid	5 414	101
Inventory write off	0	24 644
Office Supplies & General Admin expenses	617	499
Professional Services	1 424	0
Shipping	51	0
Software & Subscriptions	9 413	10 089
Taxes & Licenses	0	77
Warehouse	87 341	43 356
Website/Technology	2 043	1 563
Total operating expenses	**453 453**	**265 798**
Operating loss	**-79 756**	**-112 343**

The Good Mineral Company

Statement of Equity for year ended December 31, 2025

In US$	Owner's Investment	Retained earnings	Total
Opening balance at January 1, 2024	**333 333**	**-482 571**	**-149 238**
Net loss		-112 343	-112 343
Closing balance at December 31, 2024	**333 333**	**-594 914**	**-261 581**
Net income		-79 756	-79 756
Closing balance at December 31, 2025	**333 333**	**-674 670**	**-341 337**

The Good Mineral Company

Income Statement for year ended December 31, 2025

In US$	2025	2024
CASH FLOWS FROM OPERATING ACTIVITIES		
Net loss	-79 756	-112 343
Adjustments for movements in cash		
Movement in current assets		
Inventory	-30 328	42 088
Other current assets	-18 126	117
Movement in current liabilities		
Trade and other payables	80 287	50 156
Cash used in operating activities	**-47 924**	**-19 982**
CASH FLOWS FROM INVESTING ACTIVITIES		
Cash used in investing activities	**0**	**0**
CASH FLOWS FROM FINANCING ACTIVITIES		
Movement in owner's investment	7 184	0
Movement in other long-term liabilities	0	59 677
Cash provided by financing activities	**7 184**	**59 677**
Net increase (decrease) in cash	**-40 739**	**39 695**
CASH AT BEGINNING OF YEAR	**45 202**	**5 507**
CASH AT END OF YEAR	**4 463**	**45 202**
CASH PAID DURING THE YEAR FOR:		
INTEREST	5 414	101

The Good Mineral Company

Notes to the Annual Financial Statements

1. Summary of Significant Accounting Policies

The Company

The financial statements have been prepared to present the financial position and results of operations of The Good Mineral Company (the "Company") for the 12 months ended December 31, 2025. The Company was incorporated in the State of Delaware on October 14, 2020

Fiscal Year

The Company operates on a December 31st year-end.

Principles of Consolidation and Basis of Accounting

The accompanying consolidated financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States ("GAAP") as determined by the Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC").

Use of Estimates

The preparation of the financial statement in conformity with accounting principles generally accepted in the United States of America requires the use of management's estimates. These estimates are subjective in nature and involve judgments that affect the reported amounts of assets and liabilities, the disclosures of contingent assets and liabilities at fiscal year-end. Actual results could differ from those estimates.

Risks and Uncertainties

The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include, recession, downturn or otherwise, local competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations.

Cash and Cash Equivalents

The Company considers all highly liquid financial instruments purchased with maturities of three months or less to be cash equivalents. As of December 31, 2025, the Company held no cash equivalents.

Accounts Receivable

The Company's trade receivables are recorded when billed and represent claims against third parties that will be settled in cash. The carrying value of the Company's receivables, net of the allowance for doubtful accounts, represents their estimated net realizable value.

The Company evaluates the collectability of accounts receivable on a customer-by-customer basis.

Inventory

Inventories are stated at the lower of standard cost (which approximates cost determined on a first-in, first-out basis) or market. At December 31, 2024, the balance of inventory related to finished goods was $135,589 (2024: $105,261)

1. Summary of Significant Accounting Policies (continued)

Income Taxes

The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities. ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit

The Company is subject to tax filing requirements as a corporation in the federal jurisdiction of the United States. The Company sustained net operating losses during fiscal year 2025. Net operating losses will be carried forward to reduce taxable income in future years. Due to management's uncertainty as to the timing and valuation of any benefits associated with the net operating loss carryforwards, the Company has elected to recognize an allowance to account for them in the financial statements but has fully reserved it. Under current law, net operating losses may be carried forward indefinitely.

Fair Value of Financial Instruments

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 - Include other inputs that are directly or indirectly observable in the marketplace.

Level 3 - Unobservable inputs which are supported by little or no market activity

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of Inception. Fair values were assumed to approximate carrying values because of their short term in nature or they are payable on demand.

Revenue Recognition
The Company recognizes revenue when:

(1) persuasive evidence exists of an arrangement with the customer reflecting the terms and conditions under which products or services will be provided;

(2) delivery has occurred or services have been provided;

(3) the fee is fixed or determinable; and

(4) collection is reasonably assured.

Revenues are generally recognized upon shipment of a sale. Unshipped orders are recorded as deferred revenues. The Company has recorded $396,371 (2024: $170,898) in revenue in the financial year

1. Summary of Significant Accounting Policies (continued)

Advertising Expenses

The Company expenses advertising costs as they are incurred.

Commitments and Contingencies

The Company is not currently involved with and does not know of any pending or threatening litigation against the Company or its members.

Subsequent Events

The Company has evaluated subsequent events through March 16, 2026, the date through which the financial statement was available to be issued. It has been determined that no events require additional disclosure